VF 4-1-04

4/5/2004

04016957

TATES
ANGE COMMISSION
D.C. 20549

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SEC FILE NUMBER
8-51387

SEC MAIL RECEIVED MAR 3 1 2004 WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Iron Street Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 EAST IRON AVE
(No. and Street)

SALINA	KANSAS	67401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT L HAMMAN — 785-827-7700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KENT R BASSFORD CPA
(Name — if individual, state last, first, middle name)

800 MAIN PLACE	WINFIELD	KANSAS	67156
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ROBERT L HAMMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IRON STREET SECURITIES, INC., as of DECEMBER 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARIA A. MENDOZA
Notary Public - State of Kansas
My Appt. Expires 3-9-08

[Signature]
Signature
ROBERT L. HAMMAN
President
Title

[Signature]
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 31 2004
WASH. D.C. 155 SECTION

IRON STREET SECURITIES, INC.

REPORT ON FINANCIAL STATEMENTS

December 31, 2003

Prepared By
KENT BASSFORD
Certified Public Accountant
Winfield, Kansas

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA FOCUS

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: IRON STREET SECURITIES INC. [0013]

SEC File Number: 8- 51387 [0014]

Address of Principal Place of Business: 112 EAST IRON AVE [0020]

SALINA [0021] KS [0022] 67401 [0023]

Firm ID: 46338 [0015]

For Period Beginning 01/01/03 [0024] And Ending 12/31/03 [0025]

Name and telephone number of person to contact in regard to this report:

Name: ROBERT L. HAMMAN [0030] Phone: 785-827-7700 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report X [0042]

KENT R. BASSFORD
CERTIFIED PUBLIC ACCOUNTANT
800 Main Place
Winfield, Kansas 67156
(316) 221-6241

March 27, 2004

Iron Street Securities, Inc.
112 East Iron Avenue
Salina, KS 67401

I have audited the statement of financial condition of Iron Street Securities, Inc. (an "S" Corporation) as of December 31, 2003, and the related statements of income, changes in stockholders equity and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as I considered necessary in the circumstances.

In my opinion, the financial statements examined by me present fairly the financial position of Iron Street Securities, Inc. at December 31, 2003, the result of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles. There are no liabilities subordinated to claims of general creditors.

Also, I have examined the supplementary schedules and in my opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Kent R. Bassford
Certified Public Accountant

.SSETS

onsolidated ☒ [0198] Unconsolidated ○ [0199]

	Allowable	Non-Allowable	Total
1. Cash	66,700 [0200]		66,700 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	10,000 [0295]		
B. Other	[0300]	[0550]	10,000 [0810]
3. Receivables from non-customers	58,709 [0355]	[0600]	58,709 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		[0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	[0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]
A. Exempted securities [0150]			
B. Other securities [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
A. Exempted securities [0170]			

[0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	[0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	[0920]
11. Other assets	[0535]	[0735]	[0930]
12. TOTAL ASSETS	135,409 [0540]	-0- [0740]	135,409 [0940]

ABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	45,139 [1155]	[1355]	45,139 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	[1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders [1000]			
2. Includes equity subordination (15c3-1(d)) of			

[1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20.	TOTAL LIABLITIES	45,139 [1230]	[1450]	45,139 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ________ [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	25,000 [1792]
C.	Additional paid-in capital	10,000 [1793]
D.	Retained earnings	55,270 [1794]
E.	Total	[1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	90,270 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	135,409 [1810]

TATEMENT OF INCOME (LOSS)

Period Beginning 01/01/03 [3932] Period Ending 12/31/03 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	13,578	[3935]
	b. **Commissions on listed option transactions**	7,028	[3938]
	c. **All other securities commissions**	165,292	[3939]
	d. **Total securities commissions**	185,898	[3940]
2.	Gains or losses on firm securities trading accounts		
	a. **From market making in options on a national securities exchange**		[3945]
	b. **From all other trading**		[3949]
	c. **Total gain (loss)**		[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups	23,480	[3955]
5.	Revenue from sale of investment company shares	460,961	[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	81,443	[3995]
9.	Total revenue	751,782	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	18,000	[4120]
11.	Other employee compensation and benefits	45,019	[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements** ______ [4070]		
14.	Regulatory fees and expenses	26,696	[4195]
15.	Other expenses	562,088	[4100]
16.	Total expenses	651,803	[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	99,979	[4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		99,979 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		80,291 [4240]
	A. Net income (loss)		99,979 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	90,000 [4270]
2.	Balance, end of period (From item 1800)		90,270 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	0 [4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

IRON STREET SECURITIES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Operations (Loss)	$	99,979
Add Items Not Requiring Cash Outlay Depreciation		-
Net (Increase) Decrease in Other Assets		73
Net (Increase) Decrease in Receivables		19,220
Net Increase (Decrease) in Accounts Payable		18,426
Net Cash Provided/(Used) by Operations	$	137,698
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	$	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend Distributions		(90,000)
NET INCREASE/ (DECREASE) IN CASH	$	47,698
CASH AT BEGINNING OF YEAR		19,002
CASH AT END OF YEAR	$	66,700

NOTE:

Total interest paid during the fiscal year ending December 31, 2001was $0. The corporation is an "S" Corporation and pays no income taxes.

The accompanying notes to Financial Statements are an integral part of this statement.

IRON STREET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Iron Street Securities, Inc. have been prepared on the accrual basis of accounting. The significant accounting policies followed by the Company are presented below.

Business Activity - Iron Street Securities, Inc. was incorporated on July 30, 1997, in the state of Kansas, as a broker/dealer of securities.

Revenue from commissions and sale of investment company shares are recorded on a trade-date basis as securities transactions occur.

Estimates - The preparation of financial statements in confomity with accouting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and certain reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company has elected to be taxed under the provisions of subchaper S of the Internal Revenue Code by the consent of its stockholders. Under those provisions, the Company does not pay income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on the Company's taxable income.

NOTE B - EMPLOYEE BENEFIT PLAN

The Company has a SIMPLE IRA plan covering all of its eligible employees. All employees who have attained the age of 21 and earn at least $5,000.00 per year are eligible to participate. The Company may contribute 2% of the employees' wages in the SIMPLE IRA. Employees are immediately 100% vested in all contributions. The employee may elect additional salary deferral in the plan up to $8,000.00 per year. The Company contributed $1,128.70 to the plan in 2003.

IRON STREET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2003

NOTE C - LEASES

The Company rents its facilites, furniture and equipment from members of the stockholders' family under a month-to-month agreement. For the year ended December 31, 2003, the Company paid $12,000.00 in rent to the related party.

The Company sublets two small offices in its facilities on a month-to-month basis. For the year ended December 31, 2003, the Company collected $1651.20 in rents.

OMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 90,270 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 90,270 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

[3525]

5. Total capital and allowable subordinated liabilities — 90,270 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (<u>Notes B and C</u>)** — [3540]

   B. **Secured demand note deficiency** — [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]

   D. **Other deductions and/or charges** — [3610] — -0- [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

[3630]

8. Net capital before haircuts on securities positions — 90,270 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** — [3660]

   B. **Subordinated securities borrowings** — [3670]

   C. **Trading and investment securities:**

      1. **Exempted securities** — [3735]

      2. **Debt securities** — [3733]

      3. **Options** — [3730]

      4. **Other securities** — [3734]

   D. **Undue Concentration** — [3650]

E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	[3736]

90,270 [3740]

10. Net Capital [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	3,009 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	85,270 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	85,756 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 45,139 [3790]

17. Add:

A. Drafts for immediate credit [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited [3810]

C. Other unrecorded amounts(List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
	[3820]

[383

19. Total aggregate indebtedness — 45,139 [384

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 50% [385

OTHER RATIOS

...ordance with Rule %

IRON STREET SECURITIES, INC.
STATEMENT OF NET CAPITAL
For The Year Ended December 31, 2003

COMPUTATION OF NET CAPITAL IS AS FOLLOWS:

Cash	$	66,700
Receivables from brokers or dealers: Clearance Account		10,000
Receivables from non-customers		58,709
Other Assets		-
Total Assets	$	135,409
Less: Non-Allowable Assets		-
Total Allowable Assets		135,409
Payable to non-customers	$	45,139
Total Liabilities	$	45,139
Net Capital	$	90,270

NOTE:

Iron Street Securities, Inc. computation of net capital per the focus report dated December 31, 2003 is also $90,270.

KENT R. BASSFORD
CERTIFIED PUBLIC ACCOUNTANT
800 Main Place
Winfield, KS 67156
(620)221-6241

March 27, 2004

To the Board of Directors and Stockholders
of Iron Street Securities, Inc.

In planning and performing my audit of the financial statements of Iron Street Securities, Inc. for the year ended December 31, 2003, I considered the Company's internal control in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control component does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

Kent Bassford, CPA
Winfield, KS

XEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 51387 [4335A]	ADVANCED CLEARING [4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]